UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Convocation Notice of the 21st Ordinary

General Meeting of Shareholders

KT Corporation

To Shareholders

Convocation Notice of the 21st Ordinary General Meeting of Shareholders

Pursuant to Article 20 of the Articles of Incorporation of KT Corporation, we hereby give notice of the convening of the 21st Ordinary General Meeting of Shareholders. You are kindly requested to attend the meeting.

Description

1.	Date and time: March 14, 2003 (Friday) 10:00 A.M.

2.	Place: Lecture Hall (B1), Headquarter building of KT Corporation located at 206, Jungja-dong, Bungdang-gu, Sungnam-city, Kyunggi-do, Korea.

3.	Purposes of Meeting

Matters to be reported:

1.	Business Report

2.	Report on Evaluation Results of Management Performance for 2002

3.	Report on Standards and Method of Payment of Remuneration of Standing Directors: see the Attachment #1

4.	Auditor’s Report

Matters requiring resolution:

Agenda No. 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 21st Fiscal Year

•	Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 21st Fiscal Year: see the Attachment #2

Agenda No. 2: Amendment of Articles of Incorporation

•	(Proposed) Amendment of Articles of Incorporation: see the Attachment #3

Agenda No. 3: Election of Four (4) Directors

•	Proposal is hereby made to elect Two (2) Standing Directors and Two (2) Outside Directors

•	Matters regarding the candidates for Directors: see the Attachment #4

Agenda No. 4: Election of Members of Audit Committee

•	Pursuant to Article 41-3 of Articles of Incorporation, Audit Committee shall consist of three(3) Outside Directors

•	Matters regarding the candidates for Members of Audit Committee: see the Attachment #5

Agenda No. 5: Approval of Limit on Remuneration of Directors

•	Matters regarding Limit on Remuneration of Directors: see the attachment #6

Agenda No. 6: Approval of Limit on Remuneration of Auditor

•	Matters regarding Limit on Remuneration of Auditor: see the attachment #6

Agenda No. 7: Approval of Amendment to Executives’ Severance Pay Regulations: see the attachment #7

Agenda No. 8: Approval of Amendment of Management Contract: see the attachment #8

*	KT will provide a live broadcasting service at its corporate web site (http://www.kt.co.kr) for the shareholders who might not be able to attend the General Meeting of Shareholders on March 14th, 2003.

Attachment #1: Report on Standards and Method of Payment of Remuneration of Standing Directors

A.    Background of adjustment

•	To establish remuneration standards for officers (executives) of privatized KT in keeping with their roles and responsible management, thereby enhancing the corporate value

B.    Proposed adjustment of remuneration standards

(Unit :1,000 KRW)

Classification	Before adjustment		After adjustment
	Basic annual salary	Bonus	Basic annual salary	Bonus
President/CEO	177,000	0-150%	276,000	0-200%
Senior Executive Vice President	112,000	0-100%	171,000	0-150%
Executive Vice President	99,000	0-100%	150,000	0-150%

•	Basic annual salaries are to be raised, having taken into account the value of KT top management’s status and high competitiveness

•	This is to pave the ground for procuring high quality of top management officers in the future.

•	The portion of remuneration that is paid according to performance results is to be increased.

C.    Method of payment

•	Basic annual salary shall be divided by 12 and paid on the company’s regular pay day of each month, and if an executive has missed some work days during a certain month, the relevant monthly salary shall be paid on a pro rata basis in relation to the days worked in that month.

•	Bonus shall be paid after closing of each fiscal year in accordance with the results of the management performance reviewed by the Board of Outside Directors.

*	Article 33 of the Articles of Incorporation (Remuneration and Severance Allowance for Directors) (2) The criteria for remuneration for the President and Standing Directors and the method of payment thereof shall be determined by a resolution of the Board of Directors, which shall be reported to the General Meeting of Shareholders.

Attachment #2: Financial Statements

BALANCE SHEET

December 31, 2002 and 2001

(Unit: 100 million KRW)

	2002	2001
Description	Amount	Amount
I. Current Assets	40,724	28,103
(1) Quick assets	39,920	27,557
(2) Inventories	804	546
II. Non-current Assets	176,887	200,408
(1) Investments	56,548	72,448
(2) Tangible assets	118,099	125,343
(3) Intangible assets	2,240	2,617
Total Assets	217,611	228,511
I. Current Liabilities	44,015	38,297
II. Long-term Liabilities	95,819	72,278
Total Liabilities	139,834	110,575
I. Capital Stock	15,610	15,610
II. Capital surplus	14,403	14,403
III. Retained earnings	81,459	65,623
IV. Capital Adjustment	(-)33,695	22,300
Total stockholders’ equity	77,777	117,936
Total Liabilities and Stockholders’ equity	217,611	228,511

STATEMENT OF INCOME

For the Year Ended December 31, 2002 and 2001

(Unit: 100 million KRW)

Description	2002	2001
	Amount	Amount
I. Operating Income	117,088	115,183
II. Operating Expenses	99,148	100,631
—Depreciation	26,371	29,670
—Salaries and Provisions for retirement and severance benefit	21,394	20,643
—Interconnection Charge	11,861	16,452
—Other Expenses	39,522	33,866
III. Operating Profit	17,940	14,552
IV. Non-operating Income	17,436	10,136
V. Non-operating Expense	9,220	11,026
IX. Net income before Income Taxes	26,156	13,662
X. Income Tax Expenses	6,518	2,790
XI. Net Income for the Year	19,638	10,872

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Year Ended December 31, 2002 and 2001

Dates of Appropriations March 14, 2003 and March 22, 2002

(Unit: 100 million KRW)

	2002	2001
Description	Amount	Amount
I. Retained Earnings before Appropriations	19,165	12,072
1. Unappropriated Retained Earnings Carried over from prior Years	1,200	1,200
2. Net income	19,638	10,872
3. Share Retirement	(-)1,673	—
II. Transfer from voluntary reserves	233	233
1. Reserve for R&D and Manpower Development	33	33
2. Reserve for Investment in Infrastructure	200	200
III. Appropriation of Retained Earnings	18,198	11,105
1. Reserve for Corporate Rationalization	2,503	1,162
2. Reserve for Business Expansion	13,566	7,703
3.Dividends (Cash dividends)	2,129	2,240
(Dividend (rate) per stock of common stock)
—Current year: 860 KRW (17.2%)
—Prior year: 720 KRW (14.4%)
IV. Unappropriated Retained Earnings to be Carried over forward to subsequent year	1,200	1,200

Attachment #3: (Proposed) Amendment of Articles of Incorporation

Point of Agenda and reasons for amendment:

1.	Description of KT’s Purpose in Articles of Incorporation (Article 2)

A.	Reasons for Amendment

•	The existing description of KT’s purpose in AOI is inappropriate for a privatized corporation because it primarily offers policy objectives of the government.

-	Investors and institutes of corporate governance structure evaluation have presented negative opinions regarding KT’s existing purpose described in AOI, and requested changes.

•	The description of KT’s purpose must be more specific and predictable

-	As the description of KT’s purpose in AOI prescribes businesses that KT operates or will operate, such description must be in conformity with businesses that KT pursues or will pursue.

-	The description of KT’s purpose in AOI must be specific so as to promote KT’s efforts to diversify its businesses in keeping with the integration of wired and wireless communications.

•	A detailed description of KT’s purpose in AOI is necessary in order for KT to pursue new business in the future.

-	KT may not able to receive business licenses from the government authorities if the relevant business is not included in AOI.

B.	Existing Provisions

•	The existing provisions concerning KT’s purpose (Article 2) emphasize that KT promote the public interest such as the convenience of the public, public welfare, and businesses entrusted by the government.

C.	Proposed Amendment

•	In an effort to revise the existing provisions regarding KT’s purpose so as to adequately reflect objectives of KT as a private corporation, Article 2 of AOI is proposed to be amended so that the new description of KT’s purpose will include the following businesses:

1.    Information and communications business;

-	Telephone services (local, long-distance, and international calls), Broadband services (Megapass, Kornet), leased lines services, and wireless communication services (mobile phone, satellite services)

-	This provides basic communications and value added services based on KT’s telecommunications network such as telephone, the Internet, Satellite, etc.

2.    New media business;

-	VOD (Video on Demand), home-networking (connecting household electronic devices and telecom services), broadband service (i.e., digital satellite broadcasting service for automobile drivers)

-	This includes a communications and broadcasting business that utilizes new types of communications media with the development of computer and communications technology.

3.    Development and sale of software and content;

-	enTum (i.e., service providing solutions through KT-IDC to computer environment for businesses), bizmeka (i.e., tailored solution service providing to small and medium sized companies)

-	This includes a business that develops and sells various applications such as accounting CRM (Customer Relations Management) solutions, and infrastructure to build the Internet environment necessary for management of corporations.

4.    Sale and distribution of information communication equipment;

-	KT-PCS (i.e., PCS resale business), NESPOT (i.e., integrated wired and wireless Internet service providing wireless internet access for notebooks, PDA, etc),

-	This includes a business that sells various types of terminals for implementation of wired and wireless communications, wireless Internet, and so forth

5.    Testing and inspection of information communications equipment, device or facilities;

-	Testing and inspection of switches, transmission devices, telephone lines, and Internet devices

-	This includes procurement of telecommunications equipment, tests and inspections for business applicability of the equipment, and agent of quality certifications for the government in respect of telecommunication equipment that require a government certification.

6.    Advertisement business;

-	Hanmir (an Internet portal site providing telephone numbers and road map information), Kornet (an Internet portal site for ‘Kornet Service’)

-	This includes a business that provides interactive media advertisement type of publicity campaigns through Internet portal sites

7.    Retail business through telephone, mail order or online;

-	Flower delivery service by telegram, an Internet shopping mall, WorldPass Card (a multi-purpose prepaid card for making calls and purchasing goods)

-	This includes a business that promotes and sells products via online.

8.    IT facility construction business;

-	SI/NI (System Integration and Network Integration), and design and supervision of telecommunications network build-out

9.    Real estate business and housing business;

-	Lease of office buildings, development of revenue generator using KT’s real estate holdings, and sale of estate and buildings

-	This includes a business that supplies office buildings and residential apartments equipped with information and communication facilities through business alliances with construction companies from the initial stage of development. This will enable KT to secure its competitiveness edge and to maximize KT’s real estate value by transforming simple estate holdings into revenue-generating ones.

10.    Electronic banking and finance business;

-	e-Banking (i.e., online money transfer, and online payment of various public imposts), SmartCard (card service equipped with integrated circuit for making payments/settlement of accounts that is operated in cooperation with banks, credit card companies, etc.)

-	This includes an e-finance business utilizing information and communications technologies now available with the trend integrating communications and finance. As a government authorization is required for entering into a finance business, this business needs to be specified in AOI in preparation for KT’s entering into new finance business such as on-line based credit card service, or e-Banking, etc.

11.    Research and development, education/training and promotion, overseas business and export/import business, and manufacture and distribution as related to the items 1 through 10 above; and

12.    Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing

2.	Abolishment of Important Telecommunications Services provisions (Article 3)

A.	Reason for Amendment

•	In principle, shareholders interests are given a top priority for private corporation, and, therefore, Article 3 of AOI that emphasizes KT’s duties to carry out the public interests with regard to telecommunications services are inappropriate and should thus be deleted

-	Investors and institutes of corporate governance structure evaluation have presented negative opinions regarding these provisions

-	KT’s duties to carry out the public interests are already provided for in the Telecommunications Business Act and in other statutes.

B.	Existing Provisions

•	KT’s duties to carry out the public interests with regard to telecommunications services are stipulated under Article 3 of AOI (titled “Important Telecommunications Services”);

-	Such duties as providing universal service, important national telecommunications, and establishment of the basis for an information-intensive society at early stage are provided therein.

C.	Proposed Amendment

•	Article 3 (provisions concerning important telecommunication services of AOI) is proposed to be deleted.

*	The statutes that provide for KT’s public duties are as follows:

-	The government may recommend KT to invest in or contribute to research and development of telecommunications technologies (Article 12 of the Telecommunications Base Law)

-	KT is obligated to provide general service such as wired phone service, emergency communication service, and telecommunications service to disabled persons and low-income families (Paragraph 2 of Article 3 of the Telecommunications Business Act)

-	KT is obligated to build high-speed telecommunications network, and to provide important national telecommunications (Paragraph 2 of Article 4 of the Korea Telecom Law Abolition Act)

3.	Amendment to the method of public notice (Article 4)

A.	Reason for Amendment

•	Alternative methods of public notice are necessary under unavoidable circumstances

B.	Existing Provisions

•	Public notices by KT shall be given in the Korean Daily News circulated in Seoul

C.	Proposed Amendment

•	A new provision is added to the effect that under unavoidable circumstances, the public notices may be given in any daily newspaper circulated in Seoul

*	Example: The AOI of KT&G (Korea Tobacco and Ginseng)

-	Article 4 (Method of public notice) Public notices by the company shall be given in the Korea Daily News circulated in Seoul. Provided, however, that if the public notices can not be published in the Korea Daily News due to unavoidable circumstances, such public notices may be given in any daily newspaper circulated in Seoul

4.	Amendment to Voting by Proxy (Article 21)

A.	Reason for Amendment

•	The provision concerning the governments’ exercise of voting rights by proxy is no longer necessary as the government has sold its equity interests in KT

•	This provision may cause unnecessary misunderstanding of international investors although KT has completed its privatization.

-	Misunderstanding being such as the questions as to whether the government still maintains its interests, or whether the government has a plan to regain its interests in KT

B.	Existing Provisions

•	Shareholders who are the government, local autonomous body, or corporation may appoint its officials or employee as its proxy and may exercise its voting rights by such proxy

C.	Proposed Amendment

•	The provision regarding voting by proxy by the government, local autonomous body, or corporation is deleted.

*	Resolution in the general meeting and shareholders’ voting rights (Article 368 in the Korean Commercial Code)

-	A shareholder may have a proxy exercise the voting rights on his behalf. In this case, the proxy shall submit a document proving his power of representation at the general meeting

5.	New insertion of duties of directors (Article 30)

A.	Reason for Amendment

•	Provisions regarding directors’ duty to be faithful should be newly inserted so as to emphasize KT’s intention to implement responsible management, which may lead to winning investors’ confidence

B.	Existing Provisions

•	Directors’ duty is not specifically provided in AOI

C.	Proposed Amendment

•	Stipulation of legal duties of directors

-	Directors’ duty to be faithful and keep business (trade) secrets * Korean Commercial Code provisions concerned

-	Directors shall perform their duties faithfully for the good of the company in accordance with Acts, subordinate statutes, and the articles of incorporation (Article 382-3 of the KCC: Duties of Directors to be faithful).

-	Directors shall not divulge the business secret of the company, which has come to his knowledge during his duties not only while in the office but also after the retirement (Article 382-4 of the KCC: Duties of Directors to Keep Secret).

6.	Amendment to Remuneration and Severance Allowance for Directors (Article 31)

A.	Reason for Amendment

•	A stock-based incentive arrangement that pays directors in stock will be a very strong incentive for directors to increase business performance

-	Directors will be paid stock as part of their being compensated according to performance results, and required to hold such stock for a certain period of time

•	Corporate governance evaluation institutes such as CalPERS, McKinsey, and so forth have emphasized the fact that the payment in stock for a large part of directors’ remuneration is one of conditions for an efficient corporate governance structure

•	The above stock-based incentive arrangement provides incentives for directors to strive more to improve the shareholder value, which coincides with the shareholders’ interest

-	This is to minimize representative costs by making KT’s business performance consistent with its directors’ personal interest.

B.	Existing Provisions

•	Remuneration for directors are paid only in cash

C.	Proposed Amendment

•	The existing provision will be amended so that remuneration for directors may be paid either in cash or combination of cash and stock.

-	Details of payment conditions will be determined by Evaluation and Remuneration Committee under the Board of Directors.

*	The remuneration and severance pay for executive officers who are not directors will be paid according to KT’s amended regulations, management contracts etc.

*	Review of the relevant tax laws (Under business entity 46012-2429 in enforcement ordinances of the Korean National Taxation Office)

-	The provisions regarding business entities:

In case that a company has paid its own stock to its directors and employees in accordance with its internal regulations for salary payment, the present market price of such stock at the time of the payment shall be included in its deductible expenses

-	The provisions regarding directors and employees: Directors and employees shall pay earned income withholding tax based on the value equivalent to the present market price of the company’s own stock at the time when they received the stock, and they shall also pay 5% of securities transaction tax based on the transaction value when they transfer such stock

*	Differences between the stock-based incentive arrangement stipulated in Article 31 of the KT’s AOI and a stock option

-	A stock option is the right to buy shares of the company stock at some time in the future, for a price that is typically set today. If the stock price increases to where the stock is selling for more than the option price, the executives exercises the option by paying the now-bargain price.

-	Accordingly, if the stock price never rises above the exercise prices, the executives never exercise the option, and has therefore not lost anything. However, the executives may lose some money under Article 31 of the KT’s AOI because they are required to hold the stock for a certain period of time regardless of the market price

7.	Introduction of Interim Dividend System (Article 49)

A.	Reason for Amendment

•	More investors invest money for long-term dividend income as the low interest trend has come to stay

-	The Interim dividend system meets shareholders’ expectations, and thereby securing stable, long-term shareholders.

B.	Existing Provisions

•	No provisions regarding interim dividend system has been provided for in AOI

C.	Proposed Amendment

•	KT may, only once a year, make interim cash payment of dividends as of June of each fiscal year by the resolution of the Board of Directors

8.	As this is the KT’s first AOI after privatization, provisions thereof are adjusted in consecutive numbers

•	To shift Article 4 to Article 3

•	To shift Articles between 6 and 9 to Articles between 5 and 8 in consecutive order

•	To shift Articles between 11 and 22 to Article between 9 and 20

•	To shift Articles between 24 and 25 to Articles between 22 and 23

•	To shift Paragraph 2 of Article 28 to Article 26

•	To shift Articles between 29 and 31 to Articles between 27 and 29

•	To shift Article 34 to Article 32

•	To shift Paragraph 2 of Article 34 and Paragraph 3 of Article 34 to Articles between 33 and 34

•	To shift Paragraph 2 of Article 41 and Paragraph 3 of Article 41 to Articles between 42 and 43

•	To shift Articles between 42 and 45 to Articles between 44 and 47

•	To shift Paragraph 2 of Article 45 to Article 48

•	To shift Articles between 47 and 48 to Articles between 50 and 51

Comparison between before and after amendments to the AOI:

Before Amendment	After Amendment	Remarks

Article 2. (Purpose) (1) The purpose of KT shall be to promote ease of life for the nation and to improve public welfare through efficient management of the telecommunications business and advancement of telecommunications technology.

(2) Apart from the businesses mentioned in Paragraph (1) above, KT may engage in any business incidental thereto or those necessary for the attainment of the foregoing objectives, and those entrusted to KT by the government.

Article 2 (Purpose) The objective of KT is to engage in the following business activities:

1. Information and communications business;

2. New media business;

3. Development and sale of software;

4. Sale and distribution of information communication equipment;

5. Testing and inspection of information communication equipment, device or facilities;

6. Advertisement business;

7. Retail business via telephone, mail order or online;

8. IT facility construction business;

9. Real estate and housing business;

10. Electonic banking and finance business;

11. Research and development, education, training and promotion, overseas businesses and export and import, manufacture and distribution related to activities mentioned in items 1 through 10; and

12. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

•      As KT has been privatized, the purpose of KT is amended in conformity with that of any other private corporations, and also such purpose must be more specific so as to enable the shareholders to predict the scope of business which KT may operate in the future

•      The Purpose determines the scope of directors’ execution of business, and provides the clearer responsibility limit for the Board of Directors

•      In order for KT to obtain a business license from the authorities concerned, the matters concerning Purpose must be specified in the AOI

Article 3. (Important Telecommunication Services) (1) KT shall exert its best efforts to have the nation provided with its telecommunication services fairly and conveniently.

(2) KT shall take all necessary actions to continuously provide its important telecommunication services required for the efficient management of governmental administration, such as a governmental guiding telecommunication.

(3) KT shall exert its best efforts to promote research and development for basic and applied technologies on telecommunications, to generalize the results thereof, and to establish the basis for an information-intensive society at early stage.

	(deleted)	• As KT has been privatized, the existing provisions obligating KT to promote the public interest are inappropriate and will thus be deleted

Before Amendment	After Amendment	Remarks
(4) When investment or contribution to the research and development on telecommunications is recommended pursuant to the Telecommunications Laws, KT shall accept such recommendation.

Article 4. (Location of Offices)	Article 3. (Location of Offices)	• Numbering adjustment of provisions
Article 5. (Method of Public Notice) Public notices by KT shall be given in The Korea Daily News circulated in Seoul, Republic of Korea.

Article 4 (Method of Public Notices)

Public notices by KT shall be given in The Korea Daily News circulated in Seoul, Republic of Korea. Provided, however, that if the public notices cannot be published in The Korea Daily News due to unavoidable circumstances, such public notices may be given in any daily newspaper published in Seoul, Republic of Korea.

• A new provision is added to the effect that under unavoidable circumstances, the public notices may be given in any daily newspaper circulated in Seoul

Article 6. (Amount of Authorized Capital)	Article 5. (Amount of Authorized Capital)	• Numbering adjustment of provisions
Article 7. (Par Value and Types of Shares and Share Certificates)	Article 6. (Par Value and Types of Shares and Share Certificates)
Article 8. (Shares to be Issued at the Time of Incorporation)	Article 7. (Shares to be Issued at the Time of Incorporation)
Article 9. (Number and Description of Preferred Shares) Article 10. (Deleted)	Article 8. (Number and Description of Preferred Shares)
Article 11. (Preemptive Rights)(2) 4. ...set forth in Article 12 of these Articles of Incorporation…	Article 9. (Preemptive Rights)(2) 4. ... set forth in Article10 of these Articles of Incorporation…
Article 12. (Stock Options)	Article 10. (Stock Options)
Article 13. (Base Date Regarding Dividends the New Shares)	Article 11. (Base Date Regarding Dividends the New Shares)
Article 14. (Transfer Agent)	Article 12. (Transfer Agent)
Article 15. (Report of Names, Addresses and Seals of Shareholders) (1)...referred to in Article 14...	Article 13. (Report of Names, Addresses and Seals of Shareholders) (1)...referred to in Article 12…
Article 16. (Closing of the Register of Shareholders and the Record Date)	Article 14. (Closing of the Register of Shareholders and the Record Date)
Article 17. (Issuance of Convertible Bonds) (1)…provided for by any of the Subparagraphs of Article 11(2)…	Article 15. (Issuance of Convertible Bonds)(1)…provided for by any of the Subparagraphs of Article 9(2)…
Article 18. (Issuance of Bonds with Warrants)	Article 16. (Issuance of Bonds with Warrants)
Article 19. (Applicable Provisions regarding Issuance of Bonds) The provisions of Articles 14 and 15…	Article 17. (Applicable Provisions regarding Issuance of Bonds) The provisions of Articles 12 and 13…
Article 20. (Convening of General	Article 18. (Convening of General

Before Amendment	After Amendment	Remarks
Meeting) (1)…Article 31, Paragraph (2)…	Meeting)(1)…Article 29, Paragraph (2)…
Article 21. (Chairman) …Article 31, Paragraph (2)…	Article 19. (Chairman)…Article 29, Paragraph (2)…
Article 22. (Chairman’s Right to Maintain Order)	Article 20. (Chairman’s Right to Maintain Order)

Article 23. (Voting by Proxy) (1) A shareholder may exercise its voting rights by proxy.

(2) The proxy described in Paragraph

(1) must file with KT a power of attorney before the opening of the General Meeting.

	Article 21. (Voting by Proxy) (1) (same as prior to amendment) (2) (same as prior to amendment)	• The provision concerning the government’s exercise of voting rights by proxy is no longer necessary as the government has sold its equity interests in KT

(3) Shareholders who are the government, local autonomous body, or corporation may appoint its official or employee as its proxy and may exercise its voting rights by such proxy	(3) (deleted)

Article 24. (Method of Adoption of Resolutions)	Article 22. (Method of Adoption of Resolutions)	o Adjustment of provisions
Article 25. (Minutes of the General Meeting)	Article 23. (Minutes of the General Meeting)
Article 27. (Number of Directors)	Article 24. (Number of Directors)
Article 28. (Election of President, Directors)	Article 25. (Election of President, Directors)
Article 28-2 (Staggered Term of Office of Outside Director) …pursuant to Article 34…	Article 26. (Staggered Term of Office of Outside Director) …pursuant to Article 32…
Article 29. (Term of Office of Directors)	Article 27. (Term of Office of Directors)
Article 30. (By-election of Directors)	Article 28. (By-election of Directors)
Article 31. (Duties of President and Directors) Article 32. (Deleted)	Article 29. (Duties of President and Directors)

(Newly inserted)

Article 30. (Duties of Directors) (1) Directors shall perform their duties faithfully for the good of KT in accordance with the applicable laws and regulations and the provisions of these Articles of Incorporation.

(2) The directors shall not disclose any business secret of KT that they obtained in the course of performance of their duties, during and after their terms of offices.

•      To prevent KT’s business secret from being disclosed

•      to reflect KT’s intent to implement responsible management by inserting provisions regarding directors’ duty to be faithful, which may lead to winning investor’s confidence

Before Amendment	After Amendment	Remarks
Article 33. (Remuneration and Severance Allowance for Directors) (1) Remuneration for the directors shall be determined by a resolution of the General Meeting of Shareholders.

Article 31 (Remuneration and Severance Allowance for Directors)

(1) The remuneration limit for directors shall be determined by a resolution of the General Meeting of Shareholders, and such remuneration may be paid either in cash or in combination of cash and stock

Article 34. (President Recommendation Committee)	Article 32. (President Recommendation Committee)	• Numbering adjustment of provisions

Article 34-2. (Election of President)	Article 33. (Election of President)
Article 34-3 (Execution of Employment Contract with the Candidate for President)… Article 34-2 above…	Article 34. (Execution of Employment Contract with the Candidate for President) … Article 33 above…

Article 41-2. (Outside Director Candidates Recommendation Committee)	Article 42. (Outside Director Candidates Recommendation Committee)	• Numbering adjustment of provisions

Article 41-3. (Audit Committee)	Article 43. (Audit Committee)
Article 42. (Executive Officers’ Meeting)	Article 44. (Executive Officers’ Meeting)
Article 43. (Fiscal Year)	Article 45. (Fiscal Year)
Article 44. (Preparation, Submission and Maintenance of the Financial Statements)	Article 46. (Preparation, Submission and Maintenance of the Financial Statements)
Article 45. (Disposition of Profits)	Article 47. (Disposition of Profits)
Article 45-2. (Retirement of Shares)	Article 48. (Retirement of Shares)

Article 46. (Payment of Dividends)

(1) Dividends may be paid either in cash or in shares.

(2) In case of stock dividends, if KT has issued several types of shares, different types of shares may be allotted by resolution of the General Meeting of Shareholders.

	Article 49. (Payment of Dividends) (1) (same as prior to amendment) (2) (same as prior to amendment)	• To secure stable long-term shareholders who invest for dividends as the low interest trend comes to stay.
(Newly inserted)	(3) Pursuant to a resolution of the Board of Directors, KT may pay interim dividends in cash once a year as of June 30 (referred to as the fixed interim dividend date) of each fiscal year.

(3) The dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the end of each	(4) The dividends referred to in Paragraphs (1) and (3) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the end

Before Amendment	After Amendment	Remarks
fiscal year. (4) The rights to dividends shall be extinguished if it is not exercised within five (5) years from the date when the relevant dividend was declared and such dividends shall belong to KT.

of each fiscal year or as of the fixed interim dividend date

(5) The rights to dividends shall be extinguished if it is not exercised within five (5) years from the date when the relevant dividend was declared and such dividends shall belong to KT.

Article 47. (Guarantee of Personnel Status)	Article 50. (Guarantee of Personnel Status)	• Numbering adjustment of provisions

Article 48. (Publication of Management Information)	Article 51. (Publication of Management Information)

(Newly inserted)	ADDENDUM

These articles of Incorporation shall be effective from the date of resolution of the general meeting of shareholders thereon.

Attachment #4: Matters Regarding the Candidates for Directors

Candidates for Standing Directors:

<No.1> Lee, Sang Hoon

1.	Date of birth : January 24, 1955

2.	Person recommending said candidate : President (with the consent of the Board of Directors)

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

5.	Term of office : March 14, 2003 to AMG for year 2006

6.	Education

•	University of Pennsylvania, Philadelphia, U.S.A.

(Moore School of Electrical Engineering, Department of Systems Engineering)

-	September 1984: Ph.D. (Advisor : Prof. S. A. Kassam)

-	December 1982 M.S.

•	1978: Seoul National University, B.S. in Electrical Engineering

7.	Professional history

• 2003 – Present	KT, Executive Vice President, Core Network Group

• 2000 – 2003	KT, Executive Vice President, Research & Development Group

• Mar. 96 – Jan. 2000	KT, Vice President, Telecommunication Networks Laboratory

• Feb. 91 – Mar. 96	KT, Managing Director, Network Architecture Research Division, Telecommunication Networks Laboratory

• Jan. 88 – Dec. 90	Polytechnic University, Adjunct Faculty

• Sep. 84 – Jan. 91	Bell Communications Research, Member of Technical Staff, Applied Research

• Jan. 81 – Aug. 84	University of Pennsylvania, Research Assistant, Moore School of Electrical Engineering

8.	Professional Activities

• 2000 – Present	Chairman, TTA (Telecommunications Technology Association) Assembly

• 2000 – Present	Chairman, VoIP Forum in Korea

• 2000 – Present	IEEE Fellow

• 1999 – 2001	Chairman of KOREN (Korea Advanced Research Network) Steering Committee

• 1998 – 1999	Vice Director, Asia Pacific Board, IEEE Communications Society

• 1995 – 1998	Steering Board Member, Telecommunications Information Networking Architecture Consortium (TINA-C)

• 1997—1998	Chair, Sub-Committee on Electronics, Information and Communication, Creative Research Program, Ministry of Science and Technology, Korean Government

• 1996 – 1998	Chair, Technical Committee on Information Infrastructure, Korea Institute of Communication Science (KICS)

9.	Important Patent

•	“High Speed Scrambling at Lower Clock Speeds”, U.S. Patent ser. no. 4755987, issued July 1988. issued April 1991, Canada Patent #.1283229

•	“Time Division Multiplexer for DTDM Bit Streams”, U.S. Patent ser. no. 4833637, issued May 1989.

•	“Method and Apparatus for Multiplexing Circuit and Packet Traffic”, U.S. Patent ser. no. 4893306.

<No.2> Kim, Woo Sik

1.	Date of birth : May 17, 1954

2.	Person recommending said candidate : President (with the consent of the Board of Directors)

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

5.	Term of office : March 14, 2003 to AMG for year 2006

6.	Education

•	Aug. 1985: Chungnam University, M.Eng, Electrical Engineering

•	Jan. 1978 : Chungnam University, B.S., Electrical Engineering

7.	Professional history

• Feb. 2003 – Present	KT, Executive Vice President, Technology Group

• Aug. 2002 – Feb. 2003	KTF, Executive Vice President

• Nov. 2001 – Jul. 2002	KTF, Head, Administrative Support Office

• Aug. 2001 – Nov. 2001	KTF, Section Chief, Administration & Marketing (Concurrent)

• Jan. 2001 – Aug. 2001	KTF, Section Chief, Marketing Division

• Jun. 2000 – Jan. 2001	KTF, Section Chief, Planning and Coordination Office

• Jan. 1999 – Jun. 2000	KTF, Section Chief, Marketing Division

• Jun. 1998 – Jan. 1999	KTF, Section Chief, Administration and Marketing (Concurrent)

• Dec. 1997 – Jun. 1998	KTF, Section Chief, Administration Department

• Jan. 1997 – Dec. 1997	KTF, Section Chief, Planning Department

• Sep. 1996 – Dec. 1996	KT, Group Leader of Business Planning, PCS Business Development Committee

• Feb. 1995 – Sep. 1996	KT, Chief Director, Planning Division, Wireless Business Department

• Aug. 1993 – Feb. 1995	KT, Chief Director, Intellectual Network Business Development

• Jun. 1992 – Aug.1993	University of Michigan International Management Strategy Course

• Jul. 1991 – Jun.1992	KT, Chief Director, Communications Network Planning

• Mar. 1991 – Jul.1991	KT, Naju Telephone Office Chief Director, South Jeolla Province Headquarters

• Jan. 986 – Mar.1991	KT, Director, Standards Department

• Jan. 1982 – Jan. 1986	KT, Instructor, Training Institute

• Jun. 1979 – Dec. 1981	Ministry of Communications, Civil Servant, Training Sector

8.	Honors & Awards

• April 22, 1998	Certificate of Commendation (#108056), received from the President of the Republic of Korea

• July 3, 1996	Certificate of Commendation (#2397), received from the CEO of Korea Telecom

• April 22, 1996	Certificate of Commendation (#1568), received from the Vice Minister of the Ministry of Information and Communications

• April 22, 1987	Certificate of Commendation (#1318), received from the Chief Minister of the Ministry of Communications

• December 29, 1983	Certificate of Commendation (#41), received from Head of the Korea Telecom Training Institute

Candidates for Outside Directors:

<No. 1> Kim, Jong Sang

1.	Date of birth : September 1, 1946

2.	Person recommending said candidate : Outside Director Candidates Recommendation Committee

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

5.	Term of office : March 14, 2003 to AMG for year 2006

6.	Education

•	2001: Konkuk University, Ph.D. in Business Administration

•	1988: Kyunghee University, M.A. in Tax Administration

•	1969: Seoul National University, B.A. in Laws

7.	Professional history

• 1998 – Present	CEO, Seil Tax-Accounting Service Office & Seil Tax-Accounting Institute (Auxiliary Organ)

• 1998	Commissioner, Pusan Regional Tax Office

• 1997	Assistant Commissioner, Property Related Tax, National Tax Service

• 1995	Director, Property Related Tax Division, Seoul Regional Tax Office

• 1993	Director, Planning & Management, National Tax Service

• 1993	Director, Indirect Tax, Seoul Regional Tax Office

• 1992	Director, Property Related Tax, Chungbu Regional Tax Office

• 1998 – 1991	Head, Seongdong, Namdaemun, Youido District Tax Office

• 1983 – 1988	Manager, National Tax Service

• 1973 – 1983	National Tax Service

• 1967 – Present	Certified Public Accountant

8.	Other Activities

• 2001 – Present	Outside Director, Korean Air

• 1999 – Present	Director of Public Relations Committee, Korean Academic Society of Taxation

• 1997	Assistant Commissioner, Property Related Tax, National Tax Service

• 1999	Outside Director, Daewoo Corp.

• 1999	Outside Director, Korea Minting and Security Printing Corporation

<No. 2> Kim, Do Hwan

1.	Date of birth : May 27, 1959

2.	Person recommending said candidate : Outside Director Candidates Recommendation Committee

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

5.	Term of office : March 14, 2003 to AMG for year 2006

6.	Education

•	1993: Northwestern University, Ph.D. in Managerial Economics and Decision Science

•	1984: Korea Advanced Institute of Science and Technology, MBA

•	1982: Sung Kyun Kwan University, B.A. in Business Administration

7.	Professional history

• 2000 – Present	Professor, Sejong University

• 2000 – Present	Advisor, Korea IT Industry Promotion Agency

• 2002	Member of Examination and Evaluation Committee, Ministry of Information and Communication

• 2002	Member of Public Funds Management Evaluation Body, Ministry of Planning and Budget

• 2000	IMT2000 Business Proprietor Examination and Evaluation body

• 1997 – 1999	Member of Korea IT Industry Export Promotion Committee

• 1996 – 1999	Member of Korea IT Industry Development Committee

• 1993 – 1999	Senior Researcher, Korea Information Society Development Institute (KISDI)

• 1988	Instructor, Woosuk University

• 1987	Daewoo Electronics Corp.

• 1984	KumSung Co.

Attachment #5: Matters Regarding the Candidates for Members of Audit Committee

<No. 1> Yoon, Chang Bun

1.	Date of birth : January 10, 1954

2.	Person recommending said candidate : Board of Directors

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

5.	Term of office : March 2003 to AMG for year 2004

6.	Education

•	1986: Northwestern University, Ph.D. in Finance

•	1981: Columbia University, MBA in Finance and International Business

•	1978: Seoul National University, B.A. in Industrial Engineering

7.	Professional history

• Apr. 2000 – Present	President of Korea Information Society Development Institute (KISDI)

• Feb. 1997 – Mar. 2000	Vice President and Senior Researcher of Korea Information Society Development Institute

• Nov. 1996 – Feb. 1997	Head of Planning and Coordination Office, Korea Information Society Development Institute

• Jan. 1995 – Oct. 1996	Head of Office of Policy for Information Society Korea Information Society Development Institute

• May 1990 – Aug. 1993	Head of Planning and Coordination Office, Korea Information Society Development Institute

• Apr. 1989 – Apr. 1990	Head of Trend Analysis Office, Korea Information Society Development Institute

• Apr. 1989 – Feb. 1997	Researcher, Korea Information Society Development Institute

• Aug. 1987 – Mar. 1989	Researcher, Korea Institute for Industrial Economics and Trade

• Aug. 1986 – Aug. 1987	Professor, Graduate School of Business Administration, University of Houston, U.S.A.

• Dec. 1977 – Jun. 1979	Deawoo Corporation

8.	Other activities

• May 2001 – Present	Member of the Expert Advisory Committee for the National Economic Advisory Council

• May 2001 – Present	Member of the Competition Policy Advisory Committee

• Mar. 2001 – Present	Member of the Korean National Commission for UNESCO

• Jan. 2001 – Present	Member of the Presidential Commission on e-Government

• Oct. 2000 – Present	Member of the Presidential Commission on Education and Human Resource Policy

• Aug. 2000 – Present	Advisory Member of the Information Promotion Committee chaired by the Prime Minister of Korea

• Apr. 2000 – Present	Member of the Information and Communication Policy Review Committee

• Jul. 1999 – Present	Member of IT Sector for the Federation of Korea Industries (FKI)

• Mar. 1999 – Present	Outside Director of Seoul Broadcasting System, Limited

• Apr. 1999 – Present	Advisory Member at the National Science and Technology Council

• Mar 1998 – May 2000	Member of Regulatory Reform Review Committee

• Mar.1994 – Feb.1996	Member of the Management Evaluation Committee for the Government-Invested Corporations

9.	Honors & Awards

•	2002 Order of Merit, received from the President of the Republic of Korea

<No. 2> Chang, Hyun Joon

1.	Date of birth : December 23, 1952

2.	Person recommending said candidate : Board of Directors

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

5.	Term of office : March 2003 to AMG for year 2004

6.	Education

•	1985: Cornell University, Ph.D. in Economics

•	1975: Seoul National University, B.A. in Economics,

7.	Professional history

• 1999-Present	Visiting Professor, Pohang University of Science and Technology

• 1999	Outside Director, HanvitBank

• 1998-2001	President, Korea Energy Economics Institute

• 1998	Advisory Committee, Ministry of Planning and Budget (Government of Korea)

• 1995	Editorial Writer, “Joongang Ilbo” Newapaper

• 1994	Manager, International Economy Desk “Joongang Ilbo” Newspaper

• 1993-1994	Editorial Writer, “Joongang Ilbo” Newspaper

• 1991	Editorial Writer, “Joongang Economy” Newspaper

• 1988	Executive Editor, “Joongang Economy” Newspaper

• 1985-1988	Researcher, Korea Development Institute

• 1977	Newswriter, “Joongang Ilbo” Newspaper

• 1975-1976	Researcher, Institute for Middle-East Studies

<No. 3> Kim, Jong Sang

1.	Date of birth : September 1, 1946

2.	Person recommending said candidate : Board of Directors

3.	Relation to the largest shareholder : None

4.	Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

5.	Term of office : March 2003 to AMG for year 2004

6.	Education

•	2001: Konkuk University, Ph.D. in Business Administration

•	1988: Kyunghee University, M.A. in Tax Administration

•	1969: Seoul National University, B.A. in Laws

7.	Professional history

• 1998 – Present	CEO, Seil Tax-Accounting Service Office & Seil Tax-Accounting Institute (Auxiliary Organ)

• 1998	Commissioner, Pusan Regional Tax Office

• 1997	Assistant Commissioner, Property Related Tax, National Tax Service

• 1995	Director, Property Related Tax Division, Seoul Regional Tax Office

• 1993	Director, Planning & Management, National Tax Service

• 1993	Director, Indirect Tax, Seoul Regional Tax Office

• 1992	Director, Property Related Tax, Chungbu Regional Tax Office

• 1998 – 1991	Head, Seongdong, Namdaemun, Youido District Tax Office

• 1983 – 1988	Manager, National Tax Service

• 1973 – 1983	National Tax Service

• 1967 – Present	Certified Public Accountant

8.	Other Activities

• 2001 – Present	Outside Director, Korean Air

• 1999 – Present	Director of Public Relations Committee, Korean Academic

Society of Taxation

• 1997	Assistant Commissioner, Property Related Tax, National Tax Service

• 1999	Outside Director, Daewoo Corp.

• 1999	Outside Director, Korea Minting and Security Printing Corporation

Attachment #6: Matters Regarding Limit on Remuneration of Directors and Auditor

Agenda No. 5: Approval of Limit on Remuneration of Directors

•	Purpose

-	To obtain approval with regard to ceiling amount in respect of remuneration that shall be paid to standing directors in 2003 pursuant to Article 33 of the Articles of Incorporation

•	Remuneration Ceiling Amount: 2,340 million KRW.

-	Applicable period: From January 1, 2003 to December 31, 2003

-	Basis of calculation: (Basic annual salary according to position + performance pay ceiling amount) * number of persons involved

-	Ceiling amount according to position: 765 million KRW for President, 380 million KRW for Senior Executive Vice President and 1,320 million KRW for other Standing Directors (four persons)

*	Article 33. (Remuneration and Severance Allowance for Directors) of AOI

(1)	Remuneration for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

Agenda No. 6 Approval of Limit on Remuneration of Auditor

•	Purpose

-	To obtain approval with regard to ceiling amount in respect of remuneration that shall be paid to Statutory Auditor in 2003 pursuant to Article 2 of Addenda to the amended Articles of Incorporation (as of August 20, 2002)

•	Remuneration Ceiling Amount: 94 million KRW.

-	Applicable period: From January 1, 2003 to March 31, 2003

-	Basis of calculation: (Basic annual salary + performance pay ceiling amount) * 3 months/ 12 months

*	Article 2 (Interim Measures regarding Auditor) of Addenda (August 20, 2002) of AOI (1) The amended provisions regarding Auditor of Articles 27, 28, 29, 30, 32, 33, 37 and 40 shall remain invalid, concurrently upon establishment of the Audit Committee.

Attachment #7: (Proposed) Amendment to Executives’ Severance Pay Regulations

Point of Agenda and reasons for amendment:

A.	Existing Provisions

•	This current Regulations apply to President, Vice President, and Statutory Auditor.

•	Severance pay is only paid to the executives who have been with the company at least 1 year.

•	Special Measures on Payment of Severance Pay (Article 10):

-	In case of retirement because of illness or injuries occurred in performance of duty: Additional severance pay of 30%

-	In case of death while on duty: Additional severance pay of 100%

•	Payment of Special Remuneration for Services (Article 12):

Special remuneration shall be paid to an executive with a meritorious record of services within the range of his or her basic annual salary.

B.	Proposed Amendment

•	To relax the requirement of “continuation of employment of at least one year” for payment of severance pay

-	In case of retirement owing to injuries, illness, or death suffered while performing duty, or in case of transfer to another affiliate company, severance pay shall be paid even if the relevant executive’s period of employment service was less than one year.

•	To combine the provisions with regard to special measures on payment of severance pay and the special remuneration for meritorious service, and convert them into additional severance pay

C.	Necessity for Amendment

•	Because the current full-time Statutory Auditor will be replaced by an Audit Committee after March of 2003, the provisions relating to severance pay for Statutory Auditor need to be deleted.

•	The requirement of at least one year of service should be relaxed in order to eliminate disadvantages arising out of interchange of executives among affiliates of KT.

•	The provisions on Special Measures for Payment of Severance pay (Article 10) and the provisions on Special Remuneration payment (Article 12) should be simplified into the additional severance payment system.

*	In accordance with Paragraph 3 of Article33 of AOI, additional severance pay shall be determined by the Board of Directors (consisting of Outside Directors).

Comparison between before and after Amendments to Executives’ Severance Pay Regulations:

Before Amendment	After Amendment	Remarks
Article 1. (Purpose) The purpose of these regulations (the “Regulations”) is to determine the matters regarding payment of severance pay to the executives of Korea Telecom (hereinafter “Company”).	Article 1. (Purpose) The purpose of these regulations (the “Regulations”) is to determine the matters regarding payment of severance pay to the executives of KT (hereinafter “Company”).	• Change of the company’s name

Article 2. (Scope of Application) The Regulation shall apply to President, Standing Directors and Statutory Auditor of the Company.	Article 2. (Scope of Application) The Regulation shall apply to President and Standing Director of the Company.	• Abolishment of statutory auditor and establishment of an audit committee

Article 3. (Reason for Payment) Severance pay shall be paid when an executive has retired after employment with the Company for at least one year.

Article 3. (Reason for Payment) Severance pay shall be paid when an executive has retired after employment with the Company for at least one year. Provided, however, in case of retirement owing to injuries, illness, or death suffered while performing duty, or in case of transfer to another affiliate company, severance pay shall be paid even if the relevant executive’s period of employment service was less than one year.

• Payment of severance pay to even to executives, employed under one year in case of transfer to another affiliate company, etc.

Article 8. (Deleted)	(Deleted)	• Rearrangement of articles

Article 9. (Payment of Severance Pay)	Article 8. (Payment of Severance Pay)	• Rearrangement of articles

Article 10. (Special Measures for Payment of Severance Pay)  In case of injuries or death occurred while performing duty, additional severance pay shall be paid to the executive in accordance with the following subparagraphs, in addition to the severance pay calculated pursuant to the provisions of Article 6 hereof.

Article 9. (Additional Severance Pay)

 In case of retirement before expiration of term of service for a reason described in any of the following subparagraphs, an amount within the range of annual salary at the time of retirement shall be added, by the way of a board resolution, to the severance pay calculated pursuant to the provisions of Article 6 hereof, and be paid to the relevant executive.

• Change of payment standards by abolishment of Article 12 (special remuneration)

1.      A person who retires because of illness or injuries occurred while performing duty: 30/100 of the amount calculated based on Article 6 hereof
2.      A person who dies while on duty: 100/100 of the amount calculated based on Article 6 hereof

1. Retirement arising out of illness or injuries, or death while performing duty

2.      Retirement for an unavoidable reason such as the reasons attributable to the Company’s growth or restructuring (provided that this provision shall not apply to the executives who have moved to an affiliate company or a competing company).

‚ In case there is no one who could receive the severance pay of the person who retires for a reason such as death,	‚ (same as prior to amendment)

Before Amendment	After Amendment	Remarks

the severance pay may be used for installation of his or her tomb or monument at the company’s option.

Article 12. (Special Remuneration for Meritorious Services) By way of a board (non-standing) resolution, if an executive has made a special achievement for the Company, special compensation may be paid to the person within the range of his or her basic annual salary, in addition to the severance pay calculated pursuant to the provisions of Article 6 hereof.

	(deleted)	• Incorporation into Article 9 of draft amendment (Additional Severance pay)

Article 13. (Prohibition of Transfer of Rights)

Article 11 (Prohibition of Transfer of Rights)

Supplementary Provisions

The said Provisions shall come into effect from the date on which the general meeting of shareholders passes a resolution thereof.

• Rearrangement of articles

Attachment #8: (Proposed) Amendment of Management Contract

Point of amendment

•	The basis annual stipend shall be determined in accordance with the limitations on the remuneration for directors as may be resolved by the Shareholders’ Meeting, not fixing amount in the contract.

Comparison between before and after Amendments to Management contract

Before Amendment	After Amendment

Article 7. (Remuneration)  The basis annual stipend shall be One Hundred Seventy Seven Million Won (KRW 177,000,000), and shall be paid on a monthly basis on the salary payment date of the Company at an amount equivalent to one-twelfth of the said basis annual stipend.

Article 7 (Remuneration)  The basis annual stipend shall be determined in accordance with the limitations on the remuneration for directors as may be resolved by the Shareholders’ Meeting, and the standard and method of payment of remuneration for standing directors reported to the Shareholders’ Meeting; and shall be paid on a monthly basis on the salary payment date of the Company at an amount equivalent to one-twelfth of the said basis annual stipend.

Article 8. (Performance Payment)  The performance payment shall be paid according to the evaluation result of the relevant year at the rate ranging from 0% to 150% of the basis annual stipend. The method of calculating the payment rate shall be as appears in Appendix 2.

Article 8. (Performance Payment)  The performance payment shall be paid according to the evaluation result of the relevant year pursuant to the standard and method of payment of remuneration for standing directors reported to the Shareholders’ Meeting. The formula for calculating the payment rate shall be:

* Rate of the performance payment = payment ceiling/30 × (overall score – 70)

Where the performance payment rate shall be rounded to the nearest whole number at the three places of decimals.

[Appendix 2] 2. Method of Calculating the Rate of the Performance Payment

•      Calculation Formula of Applicable Payment Ratio: 150/30 × (overall score – 70)

* Payment rate: Rounded to the nearest whole number at the three places of decimals

(Deleted)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2003

KT Corporation

By:	/s/ Dong – il Shin
Name: Dong – il Shin Title: Managing Director